15 July 2022

Ms. Janice Adeloye
Ms. Cara Wirth
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:         Emaginos, Inc.
Post Qualification Amendment on Form 1-A
Filed July 11, 2022
File No. 024-11373

Dear Mr. Morris:
Pursuant to the No Review letter received on July 14, 2022, and relative to the filing of the Company’s Post Qualification Amendment on Form 1-A, we are now in a position to proceed with the Company’s Post Qualification Amendment on Form 1-A offering, subject to the SEC issuing a notice qualifying our Post Qualification Amendment on Form 1-A. Accordingly, we hereby request the SEC qualify our Post Qualification Amendment on Form 1-A effective 12:00 p.m. eastern time on Monday, July 18, 2022, and issue a notice to that effect.
In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should have any questions or comments regarding this submission or response, please feel free to contact me at any time.  Thank you for your ongoing courtesy in this matter.

EMAGINOS, INC.

By: /s/Scott Taub
Scott Taub, Chief Executive Officer